September 24, 2024

Yoav Efron
Chief Financial Officer
ACTELIS NETWORKS INC
4039 Clipper Court
Fremont, California 94538

       Re: ACTELIS NETWORKS INC
           Registration Statement on Form S-3
           Filed on September 18, 2024
           File No. 333-282199
Dear Yoav Efron:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Eyal Peled